Exhibit 12.2
PUBLIC SERVICE COMPANY OF NEW MEXICO
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Year Ended December 31,
	2015		2014		2013		2012	2011
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$84,695		$79,834		$79,769		$82,864	$75,217
Amortization of debt premium, discount, and expenses	1,978		1,944		1,879		1,818	1,325
Estimated interest factor of lease rental charges	1,532		2,541		3,732		3,743	4,139
Total Fixed Charges	$88,205		$84,319		$85,380		$88,425	$80,681

Earnings, as defined by the Securities and Exchange Commission:

Earnings (loss) from continuing operations before income taxes and non-controlling interest	$(13,082)		$154,086		$151,480		$156,314	$105,965
Fixed charges as above	88,205		84,319		85,380		88,425	80,681
Non-controlling interest in earnings of Valencia	(14,910)		(14,127)		(14,521)		(14,050)	(14,047)
Interest capitalized	(8,530)		(5,211)		(4,420)		(4,314)	(1,761)

Earnings Available for Fixed Charges	$51,683		$219,067		$217,919		$226,375	$170,838

Ratio of Earnings to Fixed Charges	0.59	[1]	2.60	[2]	2.55	[3]	2.56	2.12	[4]

[1] The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $36.5 million for the year ended December 31, 2015. Earnings (loss) from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2015 includes a pre-tax loss of $167.5 million due to the write-off of regulatory disallowances and restructuring costs. If those losses were excluded, the Ratio of Earnings to Fixed Charges would have been 2.48 for 2015.

[2] Earnings (loss) from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2014 includes a pre-tax loss of $1.1 million due to the write-off of regulatory disallowances. If those losses were excluded, the Ratio of Earnings to Fixed Charges would have been 2.61 for 2014.

[3] Earnings (loss) from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2013 includes a pre-tax loss of $12.2 million due to the write-off of regulatory disallowances. If those losses were excluded, the Ratio of Earnings to Fixed Charges would have been 2.70 for 2013.

[4] Earnings (loss) from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2011 includes a pre-tax loss of $17.5 million due to the write-off of regulatory disallowances. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 2.33.